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[Simpson Thacher & Bartlett LLP letterhead]

VIA EDGAR AND FEDERAL EXPRESS

Lesli Sheppard Senior Staff Attorney Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549	July 18, 2005
Re:
Rockwood Holdings, Inc. Registration Statement on Form S-1
File No. 333-122764

Ladies and Gentlemen:

        On behalf of Rockwood Holdings, Inc. (the "Company"), we hereby submit for your review Amendment No. 3 ("Amendment No. 3") to the above-referenced registration statement (the "Registration Statement") of the Company originally filed with the Securities and Exchange Commission (the "Commission") on February 11, 2005, pursuant to the Securities Act of 1933, as amended. An electronic version of Amendment No. 3 has been concurrently filed with the Commission through the Commission's electronic data gathering, analysis and retrieval ("EDGAR") system. We have enclosed four copies of Amendment No. 3, which have been marked to show changes made to the Registration Statement.

        In addition, we are providing the following responses to the comments contained in the comment letter of the staff of the Commission (the "Staff") to the Company, dated July 13, 2005, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3, unless otherwise noted.

FORM S-1, AMENDMENT NUMBER TWO, FILED JUNE 28, 2005

General

1.
We note your response to comment two in our letter dated June 2, 2005 regarding sales into Iran by three of your wholly-owned indirect subsidiaries. However, you have not addressed whether the three wholly-owned indirect subsidiaries conducting business in Iran are parties to sales contracts pursuant to which future sales may be made in Iran. If true, please describe the material terms of such contracts as previously requested and identify the Iranian parties to the contracts. We may have further comment.

        In response to the Staff's comment, the Company respectfully informs the Staff that the Company's subsidiaries will cease conducting business in Iran. None of the Company's wholly-owned subsidiaries that have sales into Iran (Chemetall GmbH, Chemetall Italia s.r.l., or Chemetall plc) is party to any contract pursuant to which future sales may be made in Iran except with respect to the two license agreements discussed below. All other sales by these subsidiaries were "spot purchases" by customers, usually made pursuant to purchase orders. The following customers have submitted purchase orders which have not yet been filled by our subsidiaries: Esfahan Industrial Complex Shetabkar; Goharfam Manufacturing Company; IPCO; Iran Khodro; Iran Khodro Diesel; Iran Radiator; Mahshahr Pipe Protection (Tehran); Mobarakeh; Puyarang Co.; Saipa; Three Stars Service; and TSS Company. Our subsidiaries expect to complete these outstanding purchase orders within approximately six months.

        In addition, Chemetall GmbH is giving notice immediately that it is terminating the two license agreements with two privately-owned entities in Iran, Goharfam Manufacturing Company and Puyarang Co., pursuant to which it licenses certain surface treatment technology for metal surfaces (described in detail in the Company's June 28, 2005 response letter). Pursuant to the termination provisions of such agreements, the termination of the Goharfam agreement will be effective February 18, 2006 and the termination of the Puyarang agreement will be effective August 10, 2006.

        Upon fulfillment of outstanding purchase orders and obligations under the two license agreements, the Company's subsidiaries will no longer conduct business in Iran. Furthermore, the Company will immediately undertake procedures to dissolve its Iranian subsidiary, Bonder Iran S.S.K.

2.
We note your response to comment three in our letter dated June 2, 2005 regarding the bases for your conclusion that your subsidiaries' sales in Iran do not pose a material investment risk to shareholders. However, aside from providing a legal justification for your subsidiaries' sales to Iran, you have not addressed whether these sales constitute a material investment risk to shareholders in view of corporate reputation and share value as previously requested. In addition, we note your response that three of the subsidiaries' customers in Iran are entities owned by the Iranian government. In your response, please address whether the fact that your subsidiaries are conducting business with entities that are owned by the Iranian government constitutes a material investment risk that could negatively impact the company's reputation and share price. We may have further comment.

        In response to the Staff's comment, the Company respectfully informs the Staff that it does not believe that its subsidiaries' sales in Iran, including sales to entities owned by the Iranian government, constitute a material investment risk to stockholders that could negatively impact the Company's reputation and share price. The Company's conclusion is based upon the facts that (a) it believes such sales are lawful, (b) the Company has owned these subsidiaries for a limited period of time, (c) the limited sales volume in Iran represents a de minimis portion of its subsidiaries' net sales, (d) the customers in Iran are commercial enterprises and (e) the products are used for non-military applications.

        Notwithstanding the Company's belief that the activities of its subsidiaries in Iran do not constitute a material investment risk to stockholders, the Company's subsidiaries will cease doing business in Iran, as described in the response to Comment 1. Furthermore, in response to the Staff's comment, the Company has revised its "International Operations" risk factor to include the following language:

    "Furthermore, our subsidiaries are subject to the export controls and economic embargo rules and regulations of the United States, violations of which may carry substantial penalties. These regulations limit the ability of our subsidiaries to market, sell, distribute or otherwise transfer their products or technology to prohibited countries or persons. Failure to comply with them could subject our subsidiaries to fines, enforcement actions and/or have an adverse affect on our goodwill and the value of our common stock."

Risk Factors, page 16
Effectiveness of Internal Controls, page 30

3.
Please disclose that the material weakness led to Rockwood Specialties Group's restatement of its Form 10-K for the period ended December 31, 2004 and Form 10-Q for the period ended March 31, 2005 and address the risks of relying on the financial statements in these reports and future filings.

        In response to the Staff's comment, the Company has revised "Risk Factors—Risk Factors Relating to Our Business—Effectiveness of Internal Controls—Our internal controls over financial reporting are currently not effective in certain areas, which could have a significant and adverse effect on our business and reputation" accordingly.

4.
Please clarify the status of the material weakness and its components disclosed here. Please also more fully describe your remediation process. Please disclose whether or not the company has remediated the material weakness. If the material weakness has not been remediated, please disclose more fully when and how the company expects to do so. Please explain in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weakness you identified.

        In response to the Staff's comment, the Company has revised "Risk Factors—Risk Factors Relating to Our Business—Effectiveness of Internal Controls—Our internal controls over financial reporting are currently not effective in certain areas, which could have a significant and adverse effect on our business and reputation" accordingly.

5.
In revising your disclosure, please also explain what you have discovered during your control review that has led you to believe that there exists a material risk of non-compliance.

        In response to the Staff's comment, the Company has revised "Risk Factors—Risk Factors Relating to Our Business—Effectiveness of Internal Controls—Our internal controls over financial reporting are currently not effective in certain areas, which could have a significant and adverse effect on our business and reputation" accordingly.

6.
The last paragraph of this risk factor does not appear to clearly identify the risks that the company faces. Please clarify the risk that your inability to obtain reports or institute controls on a timely basis means your controls would in the future be considered ineffective for purposes of Section 404. Here and in the body of this risk factor you continue to treat separately issues related to the filing of a late report and the effectiveness of your controls. These issues are in fact related.

        In response to the Staff's comment, the Company has revised "Risk Factors—Risk Factors Relating to Our Business—If we are unable to implement the requirements of Section 404 in a timely manner or if we conclude our internal controls are not effective in other areas, we may be subject to sanctions or investigation by regulatory authorities and incur additional compliance costs and the financial markets may react negatively" accordingly.

Comment applicable to your overall filing

7.
Please address the following comments as appropriate to both Rockwood Holdings and Dynamit Nobel.

        The Company understands the Staff's comments are applicable to Dynamit Nobel as well as Rockwood Holdings. In response to the Staff's comment, the Company has made corresponding changes where appropriate to the Dynamit Nobel disclosure.

Unaudited Pro Forma Condensed Combined Information, page 40

8.
Please include a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS.

        In response to the Staff's comment, the Company has included a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS in the "Unaudited Pro Forma Condensed Combined Financial Information" section.

Management's Discussion and Analysis

Results of Operations, page 70

9.
On page 73 and in other places where you provide an overview of your results of operations, you discuss Adjusted EBITDA without discussing the most directly comparable financial measure calculated and presented in accordance with GAAP. Please also provide a discussion of your net income (loss). Refer to Item 10(e)(l)(i)(A) of Regulation S-K.

        In response to the Staff's comment, the Company has revised the disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" accordingly.

Rockwood Financial Statements

10.
Please label the financial statements and corresponding financial information for the quarter ended March 31, 2005 as restated.

        In response to the Staff's comment, the Company respectfully informs the Staff that the financial statements and corresponding financial information for the quarter ended March 31, 2005 should not be labeled as restated because the Company had not previously issued such financial statements or disclosed corresponding financial information for the quarter ended March 31, 2005.

Note 3. Segment Information, page F-21

11.
We note your response to prior comment 17. Please confirm that the revised identifiable asset amounts for each reportable segment represent the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Refer to paragraph 29 of SFAS 131. Please disclose the amounts included in the Corporate column which relate to legacy businesses formerly belonging to Dynamit Nobel. Also, please expand note (1) to discuss what is meant by the subsidiaries investments in the corporate centralized cash system and why these amounts are included in the Eliminations column.

        In response to the Staff's comment, the Company respectfully wishes to clarify that the chief operating decision maker does not receive or review identifiable asset amounts for purposes of making decisions about allocating resources to the segment and assessing its performance. In addition, the Company has expanded the disclosure in Note 3 to:

  •
  include the amount of identifiable assets included in the Corporate column which relate to the legacy business formerly belonging to Dynamit Nobel (now note (1)); and

  •
  expand note (2) (previously identified as note (1)) to discuss what is meant by the subsidiaries' investments in the corporate centralized cash system and why these amounts are included in the Eliminations column.

ROCKWOOD SPECIALTIES GROUP'S
FORM 10-K/A#2 FOR THE YEAR ENDED DECEMBER 31, 2004

Comments applicable to your overall filing

12.
Please address the comments above and below in the future filings of Rockwood Specialties Group, as applicable. Please address the comments above in Rockwood Specialties Group's interim filings as well.

        The Company respectfully informs the Staff that it will address the above and below comments in the future filings and interim filings of Rockwood Specialties Group, as applicable, and that it will address the above comments in the interim filings of Rockwood Specialties Group, as applicable, as well.

Item 9A. Controls and Procedures

13.
In future filings, please clearly disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

        The Company respectfully informs the Staff that it will address the above comment in the future filings and interim filings of Rockwood Specialties Group, as applicable.

14.
We note your disclosure that "there was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." In future filings, please state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

        The Company respectfully informs the Staff that it will address the above comment in the future filings and interim filings of Rockwood Specialties Group, as applicable.

        Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff's comments.

        Please call me (212-455-2758) or Anette Somosi (212-455-2485) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ ROXANE F. REARDON Roxane F. Reardon
cc:
Jennifer R. Hardy—Securities and Exchange Commission
Rufus Decker—Securities and Exchange Commission
Nudrat Salik—Securities and Exchange Commission
Thomas J. Riordan—Rockwood Holdings, Inc.

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FORM S-1, AMENDMENT NUMBER TWO, FILED JUNE 28, 2005
ROCKWOOD SPECIALTIES GROUP'S FORM 10-K/A#2 FOR THE YEAR ENDED DECEMBER 31, 2004